Exhibit 99.20

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis
September 30, 2025

This Management’s Discussion and Analysis (“MD&A”) is dated November 28, 2025, and presents the financial condition and results of operations of Gold X2 Mining Inc. (formerly Goldshore Resources Inc). (“GoldX2” or the “Company”) for the nine months ended September 30, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and the audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of, the Company’s Financials Statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations. All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated.

DESCRIPTION AND OVERVIEW OF BUSINESS

Gold X2 is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Gold X2 currently holds title to the Moss Gold and adjacent Huronian Gold Projects, the Hillcrest Project, with an option to earn into the Vanguard Project all located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

Highlights – General

•	On November 28, 2025, the Company completed the acquisition of Kesselrun Resources Ltd., previously announced on October 1, 2025. Under the definitive arrangement agreement, Gold X2 acquired all of the issued and outstanding common shares of Kesselrun, thereby obtaining a 100% interest in the Huronian Gold Project, which is adjacent to the Company’s Moss Gold Project in Northern Ontario. Pursuant to the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share, representing approximately 4.13% ownership of Gold X2 on a post-transaction basis, and Gold X2 also assumed $2.0 million of Kesselrun debt and provided a $500,000 interest-free bridge loan to Kesselrun. The Company issued 20,249,997 common shares and granted 419,753 stock options pursuant the closing transaction with Kesselrun Resources Ltd.

•	On November 6, 2025, the Company granted 11,770,000 stock options under its omnibus incentive plan to directors, officers, employees and consultants of the Company exercisable at $0.51 per share until November 6, 2030. The Company also granted 3,870,000 RSUs to directors, officers, employees and consultants of the Company, which will vest twelve months from the grant date.

•	On October 28, 2025, the Company granted 550,000 stock options under its omnibus incentive plan, including 300,000 to the Interim CFO and 250,000 to consultants, exercisable at $0.51 per share until October 29, 2030. The Company also granted 50,000 RSUs to the Interim CFO, which will vest twelve months from the grant date.

•	On October 20, 2025, the Company entered into a property purchase agreement with an arm’s length vendor to acquire a 100% interest in the Coldstream Claims in Ontario for $400,000 in cash, payable in two instalments of $200,000 each. Upon completion, the vendor will retain a 2% NSR royalty, of which 1% may be repurchased for $500,000 within 30 days of commercial production.

•	On October 1, 2025, the Company announced it had entered into a definitive arrangement agreement

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

with Kesselrun Resources Ltd., under which Gold X2 will acquire all issued and outstanding Kesselrun shares and gain a 100% interest in the Huronian Gold Project, adjacent to the Moss Gold Project in Northern Ontario. Each Kesselrun shareholder will receive $0.02 in cash and 0.2152 of a Gold X2 share, representing approximately 4.13% ownership of Gold X2 post-transaction. Gold X2 will also assume $2 million of Kesselrun debt and provide a $500,000 interest -free bridge loan. The court-approved plan of arrangement remains subject to customary approvals, with closing expected around November 27, 2025.

•	On September 11, 2025, the Company announced that its Moss Gold Project, located in Northwest Ontario, received the 2025 “Rising Star Award” at the Central Canada Resource Expo (CenCan) held in Thunder Bay, Ontario, recognizing the project’s exploration success and growing profile within the region.

•	On September 2, 2025, the Company announced a name change from Goldshore Resources Inc. to Gold X2 Mining Inc. The Company’s common shares began trading under the new name and ticker symbol “AUXX” on the TSX Venture Exchange at market open on September 4, 2025. On the same date, the Company appointed Mr. Tom Obradovich to its Board of Directors and granted 325,000 stock options exercisable for five years and 275,000 RSUs pursuant to the Company’s omnibus incentive plan. The Company also announced that Ms. Erica Borgstrom will step down as Chief Financial Officer effective September 30, 2025, with Ms. Juciane Gomes Goncalves assuming the role of Interim Chief Financial Officer.

•	On July 30, 2025, the Company amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company.

•	On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period.

•	Jun 20, 2025, the Company announced the closing of $36.08M Bought Deal Private Placement. In connection with the Offering, the Company issued: (i) 28,409,090 charity flow-through shares (the “CFT Shares”) at a price of $0.44 per CFT Share for total gross proceeds of $12,500,000; (ii) 40,322,580 hard dollar common shares (the “HD Shares”) at a price of $0.31 per HD Share for total gross proceeds of $12,500,000; (iii) 26,315,790 flow-through common shares (the “FT Shares”), at a price of $0.38 per FT Share for total gross proceeds of $10,000,000; and (iv) 3,500,000 hard dollar common shares and together with the FT Shares, HD Shares and CFT Shares, at a price of $0.31 per Hold Share for total gross proceeds of $1,085,000.

•	On May 30, 2025, the Company exercised its right to buy back 1% of the 2.5% net smelter return royalty on Moss from Wesdome Gold Mines for $7,500,000 with an anticipated closing date of July 21, 2025. The purchase price consists of a $5,500,000 cash payment and the issuance of 3,333,333 common shares at a deemed price of $0.60 per common share.

•	On February 11, 2025, the Company granted 500,000 stock options at an exercise price of $0.38 and 250,000 RSUs to the Chief Financial Officer and Corporate Secretary, pursuant to the Company’s omnibus incentive plan.

•	On February 03, 2025, the Company announced Erica Borgstrom as the Company’s Chief Financial Officer and Corporate Secretary effective February 1, 2025, who then resigned September 30, 2025.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs

Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000

Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Additions	8,364,527	348,750	8,713,277

Balance, September 30, 2025	$60,419,777	$662,750	$61,082,527

Exploration and evaluation costs

Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1) (2)	2,384,377	60,384	2,444,761
Environment consulting (2)	527,019	-	527,019
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729

Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Assays	3,289,183	-	3,289,183
Camp costs	1,221,414	-	1,221,414
Consulting and salaries (1) (2)	3,612,426	22,721	3,635,147
Environment consulting (2)	3,145,496	-	3,145,496
Database management	207,287	-	207,287
Drilling	7,312,229	-	7,312,229
Geochemistry and geophysics	472,875	-	472,875
Government grant	(200,000)	-	(200,000)
Other costs	1,217,083	-	1,217,083
Balance, September 30, 2025	$62,622,747	$364,569	$62,987,316

Total, December 31, 2024	$94,400,004	$655,848	$95,055,852

Total, September 30, 2025	$123,042,524	$1,027,319	$124,069,843

(1)	During the year ended December 31, 2024, and the period ended September 30, 2025, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

(2)	The figures have been reclassified to conform to current period’s presentation and $3,145,496 (2024 $527,019) was reclassified from consulting and salaries to a separated line environmental consulting..

(3)	During the three and nine months ended September 30, 2025, the Company incurred costs of $492,612 and $1,932,543, respectively, for accommodation, camp costs and technical consulting for services provided by Fladgate Exploration Consulting Corp. (“Fladgate”) related to ongoing exploration activities at the Moss Gold Project (September 30, 2024 – 199,009). These costs have been recorded as camp costs, consulting and salaries and drilling above. At September 30, 2025, the Company had a deposit of $74,392 for long-term camp accommodation costs and an outstanding balance of $71,765 owing to Fladgate for services provided during the period, which have been recorded as long-term deposits and accounts payable, respectively (December 31, 2024 - $447,500 and $75,239 respectively).

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Moss Gold Transaction” or “Moss Gold Project”). At closing, the Company recorded

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

an obligation to issue shares totaling $20,000,000 related to future milestone payments. Following a final milestone payment in May 2025, the Company has completed all required payments under the purchase agreement for the acquisition of its 100% interest in the Moss Gold Project and this liability was extinguished. On May 30, 2025, the Company issued 12,500,000 (December 31, 2023 – 8,333,333) common shares with a deemed value of $7,500,000 (December 31, 2023 – $7,500,000) to Wesdome.

During the first nine months of 2025, in addition to progressing the Preliminary Economic Assessment (“PEA”) with G Mining Services (“G Mining”), the Company focused on completing two technical programs outlined in a press release dated October 10, 2024.

The 15,000-meter diamond drilling program, which focused on testing mineralized shears in the upper and marginal parts of the deposit that are otherwise difficult to drill without winter conditions, commenced in December 2024. This was extended by 5,000 meters during the second quarter of 2025 to a 20,000-meter program (announced on April 9, 2025) following the receipt of positive drilling results and indications that parts of the deposit, such as the current Southwest Zone Mineral Resource Estimate (“MRE”) and between the Southwest and Main Zones, can be expanded. The final drill program was completed on May 9, 2025, with 21,329 meters drilled in 67 holes.

The Company reported first quarter drill results in four news releases covering 16 drill holes (5,206.60 meters). Drilling results highlighted included:

•	Additional and higher-grade marginal and core shears in the upper and lateral parts of the Southwest Zone, which will have a positive impact on the Project as it will allow the modelling of mineralized shears in the place of waste. Better drill intercepts include:

o	79.0m of 1.28 g/t Au from 27.0m, including 32.3m of 1.73 g/t Au and 22.0m of 1.19 g/t Au in MMD-24-133 (January 17, 2025)

o	8.0m of 2.53 g/t Au from 125m in MMD-25-142 and 25.89m of 1.15 g/t Au from 84.91m in MMD-25-147 (March 20, 2025)

•	The intersection of high-grade mineralized shears 150 meters beneath the open pit constrained mineral resource, which suggests potential to expand the size of the Southwest pit. Improved drill intercepts include:

o	20.55m of 2.58 g/t Au from 458.15m including 14.7m of 3.52 g/t Au in MMD-25-139 and 15.0m of 1.68 g/t Au from 456m in MMD-25-140 (February 20, 2025).

•	Initial results from the Superion prospect, which discovered a new gold-mineralized shear approximately 60m from the surface and 225m north of the QES Zone. The discovery highlights the potential for additional shears in and near the proposed open pit that is currently modelled as waste. The intercepts included:

o	17.6m of 3.03 g/t Au from 76.4m including 6.8m of 7.06 g/t Au in with MQD-25-148 (March 3, 2025).

Drilling results received during the second quarter of 2025 were reported in five news releases covering 29 drill holes (7,910.70 meters). Results showed:

•	Six holes were drilled from ice platforms on the shallow Snodgrass Lake in a program that was terminated early because of unseasonably warm weather. Results from the final two holes were not received until the third quarter. Four holes targeted the gap between the Main and Southwest Zones and intersected new high-grade mineralized shears representing a combined true width mineralized corridor of 75m connecting the two zones, including 12.9m of 2.64 g/t Au from 243.4m including 4.4m of 6.59 g/t Au in MMD-25-165 (April 15, 2025).

•	Eleven short holes successfully intersected the near surface extensions of deeper marginal shears along the northern edge of the QES Zone at QES Up. These results will allow the modelling of narrow, low- to medium-grade shears in a near surface zone that is currently modeled as waste. The best intercepts included:

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

o	13.55m of 0.59 g/t Au from 88.5m including 2.1m of 1.17 g/t Au in MQD-25-156 (April 22, 2025); and

o	25.0m of 1.10 g/t Au from 107.2m including 2.05m of 1.69 g/t Au and 7.65m of 2.62 g/t Au in MQD-25-160 (May 1, 2025).

•	Five drill holes were extended to infill significant drilling gaps in the QES Zone and intersected wide intervals of gold-mineralized core shears, including the highest-grade x thickness intersection ever reported on the project. These results confirmed the presence of shallow-plunging, higher-grade gold mineralization within the core shears and demonstrate the potential to discover additional plunging shoots. In addition, the results from MQD-25-171 exceeded the grade expectations based on the current MRE. The better intercepts included:

o	124.35m of 1.65 g/t Au from 295.0m including 7.55m of 1.97 g/t Au and 47.0m of 3.08 g/t Au in MQD-25-171 (April 22, 2025); and

o	17.7m of 1.52 g/t Au from 333.0m and 6.85m of 3.01 g/t Au from 436.0m in MQD-25-179 and 18.4m of 1.36 g/t Au from 285.6m in MQD-25-180 (June 11, 2025).

•	Sixteen holes were drilled to follow-up potential strike extensions of the high-shears discovered at Superion in hole MMD-24-148. These holes returned several results that add to the strike length of the main shear, and discovered additional parallel shears, including:

o	9.45m of 6.02 g/t Au from 186.0m including 2.45m of 22.2 g/t Au in MQD-25-175 and 13.0m of 2.30 g/t Au from 117.0m including 3.0m of 9.00 g/t Au in MQD-25-176 (May 15, 2025); and

o	17.7m of 1.52 g/t Au from 333.0m, including 2.3m of 8.24 g/t Au, and 6.85m of 3.01 g/t Au from 436.0m in MQD-25-179 and 18.4m of 1.36 g/t Au from 285.6m 0m in MQD-25-180 (June 11, 2025).

The results of the final 22 drill holes (8,211.40 meters) were received in July and August and reported in four news releases. These results confirmed the expansion of marginal shears beneath and beside the Southwest pit, including joining the Main and Southwest Zones beneath the shallow Snodgrass Lake, and confirmed high-grade core shears and lower-grade marginal shears within and on the southern flank of the Main Zone.

Drilling results received during the third quarter of 2025 were reported in seven news releases covering 69 drill holes (16,020.5m meters). Results showed:

•	On July 3rd, the Company announced, results from three drill holes (1,197.1m), which infilled significant drilling gaps in the QES Zone, intersected multiple wide intervals of gold-mineralized shear zones. The results confirmed the splaying of the QES zone into multiple shears on the eastern edge of the QES Zone with best intercepts of:

•	42.7m of 1.09 g/t Au from 241.6m in MQD-25-155, including

o	20.0m of 1.77 g/t Au from 246.0m, and

o	2.3m of 1.98 g/t Au from 282.0m, and

•	46.05m of 0.60 g/t Au from 290.0m, including

o	8.0m of 1.46 g/t Au from 309.0m

•	31.9m of 0.95 g/t Au from 231.2m in MQD-25-157, including

o	15.1m of 1.53 g/t Au from 233.4m, and

•	47.4m of 0.58 g/t Au from 271.6m, including

o	5.4m of 1.44 g/t Au from 272.0m, and

o	3.9m of 1.05 g/t Au from 310.3m

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

•	Additionally, both holes confirmed the near surface extensions of deeper marginal shears along the northern edge of the QES Zone with some shears returning higher grade mineralization closer to surface with best intercepts of:

•	9.45m of 0.73 g/t Au from 156.0m in MQD-25-155, including

o	5.0m of 1.03 g/t Au from 159m

•	4.6m of 1.07 g/t Au from 30.4m in MQD-25-157, and

•	19.0m of 0.42 g/t Au from 43.0m, and

•	11.7m of 1.48 g/t Au from 102.0m, including

o	9.75m of 1.71 g/t Au from 103.0m, and

•	22.0m of 0.74 g/t Au from 154.0m, including

o	6.9m of 1.72 g/t Au from 154.4m

•	On July 25th, the Company announced, seven drill holes (4,017.0m) were completed to infill a data gap between shallow and deep intercepts at the Southwest Zone and a consequent gap in the resource model that is treated as waste in the pit optimization process.

•	Three holes intersected high-grade core shears with best intercepts of:

•	12.3m of 1.11 g/t Au from 556m in MMD-25-183, including

o	6.3m of 1.94 g/t Au from 562m

•	10.0m of 2.76 g/t Au from 314m in MMD-25-185, including

o	5.0m of 5.06 g/t Au from 314m

•	22.0m of 1.30g/t Au from 533m in MMD-25-191, including

o	3.9m of 3.48 g/t Au from 541.1m

•	All seven drill holes intersected multiple parallel shear zones that confirmed the continuity of the shear zone system both laterally and at depth and demonstrate the potential to add to ounces to the existing mineral resource estimate.

•	On August 8th, the Company announced, six drill holes (1,884.1m) were completed to infill a data gap beneath a saddle in the conceptual open pit between the Main and Southwest Zones, an area that was previously untested and had mineralized shears extended from the neighboring areas. Drilling intersected medium-grade marginal shears that confirm the continuity of mineralized shears through this volume with best intercepts of:

•	2.75m of 3.08 g/t Au from 119.25m in MMD-25-184

•	20m of 0.92 g/t Au from 154m in MMD-25-186, including

o	4m of 3.01 g/t Au from 159m

•	26.35m of 0.59 g/t Au from 279.85m in MMD-25-187, and

•	25.3m of 0.92 g/t Au from 390m, including

o	3.15m of 5.15 g/t Au from 391.85m

•	Results from the two remaining shallow holes drilled from ice last winter tested shallow parts of marginal shears on the southern flank of the Main Zone confirming the extension of marginal shears including:

•	12m of 0.90 g/t Au from 157m in MMD-25-172, including

o	10m of 1.00 g/t Au from 157m

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

•	8.2m of 0.88 g/t Au from 90.8m in MMD-25-173, including

o	2.2m of 2.84 g/t Au from 157m

•	On August 12th , the Company announced, six short drill holes (1,113.2m) were completed to replace historical underground drill holes within the shear corridor. These drill holes successfully confirmed the presence of several close-spaced, anastomosing, high-grade gold-mineralized shear zones modelled in the Main Zone, with best intercepts of:

•	27.3m of 0.88 g/t Au from 21.7m in MMD-25-192, including

o	8.55m of 1.86 g/t Au from 37.25m, and

•	39.0m of 1.09 g/t Au from 79m, and

•	14.0m of 1.46 g/t Au from 138m, including

o	5m of 3.26 g/t Au from 139m, and

•	53.0m of 2.03 g/t Au from 160m

•	29.4m of 1.73 g/t Au from 37m in MMD-25-193, including

o	10.5m of 4.17 g/t Au from 55.5m, and

•	19.0m of 1.09 g/t Au from 124m, including

o	7.0m of 2.18 g/t Au from 124m, and

•	30.0m of 1.14 g/t Au from 175m, including

o	2.0m of 8.92 g/t Au from 180m

•	62.5m of 1.16 g/t Au from 11m in MMD-25-194

•	70.0m of 1.11 g/t Au from 8m in MMD-25-196, including

o	19.0m of 1.53 g/t Au from 32m, and

o	5.0m of 2.66 g/t Au from 71m, and

•	23.25m of 1.27 g/t Au from 112.15m, including

o	10.0m of 2.53 g/t Au from 113m

•	45.0m of 1.10 g/t Au from 5m in MMD-25-197, including

o	12.0m of 2.12 g/t Au from 7m, and

•	5.0 m of 4.96 g/t Au from 56m, and

•	30.0m of 2.00 g/t Au from 67m, including

o	2.4m of 13.7 g/t Au from 83.95m

•	81.0m of 0.68 g/t Au from 9m in MMD-25-198, including

o	7.0m of 2.79 g/t Au from 83m

•	On September 10th, the Company announced, sixty-one short drill holes have been completed as part of close-spaced grade control drill program designed to investigate the short-distance behaviour of gold mineralization at the Main Zone.

•	Results from the first eighteen holes (2,976.0m) have confirmed the continuity of high-grade mineralization within individual shear zones modelled in the Main Zone. The top drill intercepts include:

•	49.85m of 1.54 g/t Au from 0.7m in MMD-25-201, including

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

o	36.3m of 2.03 g/t Au from 0.7m, and

•	16m of 3.14 g/t Au from 76.0m

•	50.85m of 2.18 g/t Au from 1.15m in MMD-25-203

•	41m of 1.71 g/t Au from 5.0m in MMD-25-207

•	57.5m of 1.26 g/t Au from 4.6m in MMD-25-209

•	32m of 1.55 g/t Au from 7.0m in MMD-25-211

•	64.1m of 0.96 g/t Au from 35.85m in MMD-25-214

•	20.25m of 2.73 g/t Au from 147.0m in MMD-25-215, including

o	9.7m of 5.35 g/t Au from 157.55m

•	22.7m of 2.21 g/t Au from 168.0m in MMD-25-217

•	Targets have been prioritized for follow-up surface exploration with several drill-ready targets defined. A 1,500-meter scout drill program at the Bunker prospect will commence in October.

•	On October 29, the Company announced, logging of the Moss Main grade control program has outlined strongly continuous lithological domains and traceable shear corridors associated with high-grade mineralized intercepts.

•	Results from thirteen holes (2,520.0m) continue to confirm the presence of a near-surface high-grade mineralized core at the center of the Moss Main zone previously defined primarily by historical drilling. Select drill intercepts include:

•	31.3m of 1.92 g/t Au from 48.7m in MMD-25-199, including

o	11.0m of 4.58 g/t Au from 69.0m

•	73.25m of 1.01g/t Au from 9.75m in MMD-25-219, including

o	39.0m of 1.28 g/t Au from 20.0m, and

•	51.05m of 1.08 g/t Au from 33.85m in MMD-25-221, including

o	10.0m of 2.32 g/t Au from 65.0m

•	19.0m of 2.75 g/t Au from 163.0m in MMD-25-223, including

o	6.0m of 7.84 g/t Au from 166.0m

•	69.65m of 1.63 g/t Au from 4.35m in MMD-25-227, including

o	10.0m of 7.09 g/t Au from 13.0m

•	80.2 of 1.23 g/t Au from 15.0m in MMD-25-229, including

o	16.0m of 1.69 g/t Au from 17.0m and

•	On November 13th, the Company announced, Overall results from the nineteen holes (3,510.2m) in this news release continue to strengthen confidence in the continuity of wide, near-surface, high-grade shear corridors defining the center of the Moss Main Zone. Select drill intercepts include:

•	73.1m of 1.08 g/t Au from 37.9m in MMD-25-228, including

o	9.95m of 2.65 g/t Au from 76.1m, and

o	2.0m of 11.59 g/t Au from 105.0m

•	41.05m of 1.39 g/t Au from 118.4m in MMD-25-234, including

o	10.0m of 3.74 g/t Au from 147.0m

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

•	47.25m of 1.29 g/t Au from 17.0m in MMD-25-243, including

o	13.0m of 3.5 g/t Au from 22.0m

•	71.1m of 1.08 g/t Au from 3.0m in MMD-25-245, including

o	11.0m of 2.49 g/t Au from 19.0m, and

o	16.2m of 5.59 g/t Au from 80.0m

•	78.4m of 1.44 g/t Au from 15.6m in MMD-25-246, including

o	18.2m of 3.41 g/t Au from 74.8m

•	68.0m of 1.22 g/t Au from 6.0m in MMD-25-247, including

o	15.05m of 2.36 g/t Au from 32.95m, and

o	4.0m of 5.48 g/t Au from 69.0m

•	49.4m of 1.10 g/t Au from 1.3m in MMD-25-251, including

o	23.05m of 1.73 g/t Au from 2.95m

•	In addition to the high-grade mineralized intercepts reported within the mineralized near-surface, high-grade shear corridors, the Moss Main grade control program outlined the following additional high-grade intercepts:

•	5.1m of 5.6 g/t Au from 152.0m in MMD-25-232

•	4.0m of 8.32 g/t Au from 178.0m in MMD-25-233

•	7.0m of 5.07 g/t Au from 125.0m in MMD-25-249

The Company also conducted a district exploration program over the 2024/2025 winter season designed to identify geophysical and geochemical targets beneath glacial till and muskeg swamp cover in known gold bearing structural corridors. This included the completion of 106 shallow drill holes out of a planned 200 holes that sampled the top of bedrock. The program was challenged and terminated early by warmer temperatures that did not completely freeze areas of muskeg, making them unsafe to drill. Approximately half of the remaining planned holes are accessible in non-winter conditions and may be completed at a later date in 2025.

Abitibi Geophysics completed pole- dipole Induced Polarization (“IP”) geophysics over the Moss Gold Deposit in January of 2025. This work was conducted to understand the character of the Moss Gold deposit so that other anomalies can be brought into the correct context of our target style. The team then conducted a broad gradient array IP survey over the larger Moss Block, which was completed by mid- May 2025. These data are being combined with historical geophysical data and processed to produced 3D inversion models that are currently under review.

•	On October 16, the Company announced, systematic bedrock geochemistry sampling and Moss-style geophysical fingerprints have identified several prospects in the Deaty Trend that comprise a 5-kilometer-long zone of gold anomalism within four primary targets.

•	Exploration has also better defined the Moss Trend, which is displaced across two NNE-striking faults, and covers a total strike length of at least 8 kilometers. This includes:

•	the 1.6-kilometer-long Moss Nose target that represents the offset portion of the Moss Deposit to the south.

•	an expansion of the near-pit Superion prospect to be 700 meters long and 500 meters wide; and

•	several parallel prospects from 600 to 1,500 meters long immediately to the south of Moss and in a trend between Moss and Deaty that require follow-up.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

In 2024, G Mining completed an initial scoping study of the project aimed at identifying the most economic mining and milling scale for the Moss Gold Project. Cost estimates were based on real construction and operating costs from the recently built Greenstone Gold Mine owned by Equinox Gold. This work also included an evaluation of all available metallurgical test work to identify the optimum extraction process for gold mineralization. G Mining concluded that the optimum project involves the milling of 11 million tonnes ore per year, with gold grades improved via a stockpiling strategy, and processed through a flotation and cyanide leach circuit.

At the same time, G Mining completed a detailed three-phase mining schedule and identified optimum locations for waste dumps and a tailings management facility. The Company shared a number of infrastructure site options with the host indigenous communities as part of an ongoing process of keeping the communities informed. This will help focus environmental baseline studies, including Stage 2 Archaeology studies, over the summer.

During the first quarter of 2025, G Mining noted excessive dilution in converting APEX Geoscience’s resource model to the mining model used for the production schedule. This is, in part, a function of zero grade assigned to the inter-shear wallrock model because of historical detection limit concerns and the resulting fixed lower cut-off grade of 0.35 g/t Au. They have recommended a re-estimate of the resource model that includes a consideration of wall rock grades to address excessive dilution concerns. Given the successful results of the winter diamond drilling program, the Company believes there is an opportunity to improve the MRE by potentially expanding the resource at the Southwest Zone.

As part of this initiative, and in addition to the winter drill program, the Company has undertaken a program to relog, photograph and resample 15,972 meters of historical drill core that currently has a high detection limit equivalent to 0.34 g/t Au, which will allow the estimation of a Code-compliant wall rock resource model. Unfortunately, the balance of the planned 22,000 meters of historical core was not recoverable. Throughout the quarter, the Company’s geologists have been working with G Mining to improve the 3D modelling of shear zones, host lithology and post-mineralization structures, which will be incorporated in an update to the MRE for the PEA. The Company is now targeting a PEA release during the fourth quarter of 2025 to incorporate the updated MRE.

During 2024 and to date in 2025, CSL Environmental and Geotechnical continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which three were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

On May 8, 2025, the Company signed an Impact Benefit Agreement (“IBA”) term sheet with the Lac des Mille Lacs First Nation. The IBA term sheet sets out the key terms that will guide the negotiation of a future IBA between the Company and Lac des Mille Lacs First Nation.

Quality Assurance and Quality Control

The Company adheres to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practices Guidelines for exploration related activities conducted on all of its properties. Quality Assurance and Quality Control (“QA/QC”) procedures are overseen by the qualified person (“QP”).

Gold X2 QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2 mm (10 mesh), of which a 1,000-gram riffle split is pulverized to 85% minus 75 microns (200 mesh) (PREP-31B). Multi-element analyses were determined by inductively coupled plasma mass spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process (ME-MS61). High-

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

grade silver testing was determined by fire assay a gravimetric finish (ME-GRA21), depending on grade range. Au is also determined by fire assay on a 30-gram split with either atomic absorption (Au-AA23) or gravimetric finish (Au-GRA21), depending on grade range. Metallic screen assays may be completed on very high-grade samples

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). The expenditure commitments in the option agreement were subsequently amended in May 2024. On July 30, 2025, the Company announced it had further amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company. As of the date of this MD&A, all other commitments related to the option agreement have been completed.

The work performed at the Vanguard Project to date consisted of airborne geophysics, mapping, and data compilation. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies. The Company’s focus remains on the Moss Gold Project with very limited work completed at the Vanguard Project during 2024 or to date in 2025.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

During the first quarter of 2025, a remote study was completed by Terrane Geoscience targeting signatures identified by Gold X2 as important for gold mineralization. This work was completed after the renewal date and so the Company let its claims lapse. In the second quarter, the Company staked 381 cell claims covering 7,989 hectares over the primary targets along the Crayfish Fault at a cost of $19,050. The Company also staked 192 cell claims covering 4,026 hectares at a cost of $9,700 along the Greenwater Fault to the south of Moss to facilitate exploration of an untested crustal-scale structure.

The Company’s current focus remains on the Moss Gold Project, and no further field work was completed at the Hillcrest Project during 2024 or to date in 2025.

Coldstream Property

On October 28, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) pursuant to which Gold X2 will acquire from the Vendor all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Claims located in the Province of Ontario.

The proposed acquisition will add 939 hectares, further consolidating Gold X2’s land position and enhancing exploration potential across the Shebandowan Greenstone Belt.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the Transaction, the Company will act as the operator of the Coldstream Claims.

Upon completion of the transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

Huronian Gold Project

On September 30, 2025, the Company entered into a definitive arrangement agreement with Kesselrun Resources Ltd. (“Kesselrun”), pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Kesselrun. The acquisition provides the Company with a 100% interest in the Huronian Gold Project, located adjacent to the Company’s Moss Gold Project in Northern Ontario. The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share, representing approximately 4.13% of the Company’s outstanding shares on a post-transaction basis. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest- free bridge loan prior to closing. The Company believes the acquisition enhances the regional scale and strategic potential of its Northern Ontario gold assets through consolidation of complementary land positions.

The Huronian Gold Project is in the Thunder Bay Mining District in northwestern Ontario, approximately 105 km west of the City of Thunder Bay, and is directly west, and adjacent, to Gold X2’s Moss Gold Project. The Huronian Gold Project is defined by 293 contiguous mineral claims (4,777.0 ha) and four mining patents (404.3 ha). The mineral claim types include both single cell and boundary cell claims. Most of the claims (279 claims or 95%) occur within the Moss Township. The remaining claims extend southward into the northernmost Powell Lake or Nelson Lake areas. The mining patents occur in the central and northern portions of the Huronian Gold Project. The two central patents were granted in 1858 and include mining and surface rights that encompass the area surrounding the historic and past-producing Ardeen Mine.

Kesselrun obtained an early exploration permit for the Huronian Gold Project on August 13, 2025, covering Moss Township and surrounding areas. The permit is on the Winnipeg River watershed and is effective for a period of three years. As exploration activities progress, Gold X2 will apply for additional permits (e.g., a permit to take water and road maintenance permit) for the Huronian Gold Project as required and in association with the host Indigenous communities.

On October 23,2025, the Company has filed a technical report prepared in accordance with National Instrument 43- 101–Standards of Disclosure for Mineral Projects (the “Technical Report”) on the high-grade Huronian Gold Project, a past-producing mine strategically located adjacent to Gold X2’s flagship Moss Gold Project in northwestern Ontario. The Technical Report was prepared by Michael B. Dufresne, M.Sc., P.Geo., and D. Roy Eccles, M.Sc., P.Geol., P.Geo., both independent Qualified Persons as defined by NI 43-101. Information of a scientific or technical nature in respect of the Huronian Gold Project in this News Release is derived from the Technical Report.

RESULTS OF OPERATIONS

Three months ended September 30, 2025

The Company recognized an income before income taxes of $656,608 for the three months ended September 30, 2025, compared to a loss of $1,293,026 for the three months ended September 30, 2024. This improvement was primarily due to an increase in the recovery of flow-through premium to $2,323,549 during the three months ended September 30, 2025, compared to $113,022 in the same period last year, as a result of higher flow-through eligible expenditures on Moss Gold Project exploration activities in the current period. The higher recovery of flow-through premium was partially offset by the following variances:

•	Shareholder information and investor relations expenses decreased by $186,153 to $437,166 for the three months ended September 30, 2025, compared to $623,319 in the same period in 2024. The decrease reflects a reduction in investor relations activities during the current quarter, including fewer marketing campaigns, lower promotional spending, and reduced engagement of third-party IR service providers compared to the prior year.

•	Consulting fees increased by $443,324 to $609,399 for the three months ended September 30, 2025, compared to $166,075 in the same period last year. The Company incurred higher management, corporate development and investor relations consulting fees during the third quarter of 2025 as a result of the overall increased level of activity within the business.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

•	Professional fees increased by $219,217 to $286,400 for the three months ended September 30, 2025, compared to $67,129 in the same period last year, primarily as a result of higher legal fees related to increased corporate activity in the current period.

The Company reported a comprehensive loss of $1,856,392 during the three months ended September 30, 2025, period compared to $1,516,026 in the same period last year. The increase related to a higher in deferred tax expense of $2,513,000 during the current period as a result of incurring required expenditures related to our previous flow-through common share issuances to finance the Moss Gold Project exploration program.

Nine months ended September 30, 2025

The Company recognized a loss before income taxes of $166,320 for the nine months ended September 30, 2025, compared to $2,697,463 for the nine months ended September 30, 2024. The lower net loss before taxes was primarily due to an increase in the recovery of flow-through premium to $ 5,320,595 during the nine months ended September 30, 2025, compared to $219,503 in the same period last year, as a result of higher flow-through eligible expenditures relating to the Moss Gold Project exploration activities to date in 2025. The higher recovery of flow-through premium was partially offset by the following variances:

•	Stock-based compensation increased by $624,896 to $1,933,346 for the nine months ended September 30, 2025, compared to $1,308,450 in the same period last year, primarily due to increased restricted share units (“RSUs”) vesting during the nine months ended September 30, 2025 with higher grant date fair values as a result of the increase in the Company’s share price over the same period.

•	Shareholder information and investor relations increased by $369,753 to $1,095,378 for the nine months ended September 30, 2025, compared to $725,625 in the same period last year, primarily as a result of an ongoing marketing and investor outreach campaign focused on increasing investor awareness that began during the second half of 2024.

•	Consulting fees increased by $977,037 to $1,352,814 for the nine months ended September 30, 2025, compared to $375,777 in the same period last year. The Company incurred higher management, corporate development and investor relations consulting fees during the period of 2025 as a result of the overall increased level of activity within the business.

•	Professional fees increased by $496,747 to $671,955 for the nine months ended September 30, 2025, compared to $175,208 in the same period last year, as a result of higher legal fees related to increased corporate activity.

The Company reported a comprehensive loss of $5,564,320 during the nine months ended September 30, 2025 period compared to $3,103,463 in the same period last year. The increase related to a higher in deferred tax expense of $5,398,000 for the nine months ended September 30, 2025 as a result of incurring required expenditures related to our previous flow-through common share issuances to finance the Moss Gold Project exploration program. The deferred tax expense resulted in a corresponding increase to the Company’s deferred tax liability. The Company expects to meet its remaining obligations to $15,127,274 on eligible exploration expenditures by December 31, 2026.

The following is a summary of the Company’s results for the eight most recently completed quarters:

	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2024
As at and for the quarter ended	$	$	$	$
Loss and comprehensive loss	(1,856,392)	(1,753,971)	(1,953,957)	(2,876,867)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)
Cash and cash equivalents	25,701,364	39,554,591	10,474,336	15,379,270
Total assets	151,354,101	148,329,855	112,715,153	111,691,766
Shareholders’ equity	124,347,306	123,780,800	93,715,549	92,672,751

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023
As at and for the quarter ended	$	$	$	$
Loss and comprehensive loss	(1,516,026)	(809,958)	(777,479)	(224,254)
Loss per share	(0.01)	(0.00)	(0.00)	(0.00)
Cash and cash equivalents	6,226,202	4,012,640	4,553,606	5,269,421
Total assets	98,703,195	94,888,024	94,639,555	94,820,453
Shareholders’ equity	85,653,152	81,867,825	81,794,039	82,102,188

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Stock-based compensation expense increased during the nine months ended September 30, 2025 and year ended December 31, 2024, primarily as a result of additional RSUs and stock options vesting over the period with higher valuations due to the Company’s increased share price.

•	Shareholder information and investor relations expenditures increased during the nine months ended September 30, 2025 and year ended December 31, 2024, primarily due to an ongoing marketing and investor outreach campaign focused on increasing investor awareness that commenced during the second half of 2024.

•	Expenses were reduced across all cost categories during the three months ended December 31, 2023, driven by the Company’s efforts to reduce overhead costs, which persisted into early 2024. The loss during December 31, 2023 was further impacted by a deferred income tax recovery of $380,000 in the quarter related to the issuance of shares to Wesdome pursuant to the Moss Gold Transaction.

LIQUIDITY AND CAPITAL RESOURCES

Gold X2 currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at September 30, 2025, the Company’s current assets exceeded its current liabilities by $20,130,893 (December 31, 2024 – $11,081,605). Current liabilities include a flow-through share premium liability of $2,407,765 (December 31, 2024 – $3,561,195) which is not repayable in cash. The Company had an accumulated deficit of $32,533,168 at September 30, 2025 (December 31, 2024 – $27,931,500).

Base Shelf Prospectus

On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

Operating Activities

Net cash used by the Company in operating activities for the nine months ended September 30, 2025, was $3,752,982 compared to $1,525,005 in the nine months ended September 30, 2024. The Company had a loss of $5,564,320 (September 30, 2024 - $3,103,463). Non-cash items totaling $2,227,695 were added back to the loss, primarily related to recovery of flow-through share premium, deferred income tax expense and stock-based compensation (September 30, 2024 - $1,558,719). The Company had changes in non-cash working capital items that further decreased the cash used in operating activities by $416,357 (September 30, 2024 –$19,739). The increase in cash used in operating activities was most significantly impacted by the higher loss for the nine months ended September 30, 2025 as a result of an increased activity levels, partially offset by the higher recovery of flow-through share premium as a result of higher flow-through eligible expenditures relating to exploration and evaluation activities in the current period.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2025, was $23,289,740 compared to $2,699,382 in the nine months ended September 30, 2024. In both periods, expenditures were primarily incurred on the Moss Lake Project and the Vanguard Project; however, the significant increase in the current period reflects the expanded 20,000-meter diamond drilling program completed during 2025 $6,063,750 in acquisition costs associated with the Moss Lake and Vanguard Projects that were incurred during the period.

Financing Activities

Net cash generated in financing activities in the current period was $37,364,816, compared to $5,181,168 in the nine months ended September 30, 2024. The Company received net cash proceeds from share issuances of $32,949,737 and received proceeds from warrant, compensation option and stock option exercises of $4,169,677, $185,338 and $193,530, respectively, during the current period (September 30, 2024 – proceeds of $5,262,309 from warrant exercises).

In addition, the Company repaid lease obligations of $69,545 (September 30, 2024 – $54,809) and made a cash settlement of $63,921 for restricted share units (RSUs) that vested during the nine months ended September 30, 2025 (September 30, 2024 –$55,607).

FINANCINGS

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares (the “FT Shares”) at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares (the “CFT Shares”) at a price of $0.44 for gross proceeds of $12,500,000 (collectively with the FT Shares above, the “Flow-Through Shares”);

•	40,322,580 common shares (the “HD Shares”) at a price of $0.31 for gross proceeds of $12,500,000;

•	3,500,000 common shares (the “Hold Shares”) at a price of $0.31 for gross proceeds of $1,085,000.

The CFT Shares and the HD Shares were offered to purchasers’ resident in all provinces and territories of Canada (excluding Quebec) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”). The FT Shares and Hold Shares were offered to purchasers’ resident in all provinces and territories of Canada pursuant to other applicable exemptions from the prospectus requirements of NI 45-106.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 10). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $927,153.55.

On October 29, 2024, the Company brokered a private placement for aggregate gross proceeds of $13,972,358 (collectively, the “October Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares at a price of $0.475 per share; and

•	12,159,400 charity flow-through common shares at a price of $0.53 per share.

Based on the difference in price between the October Flow-Through Shares and the Company’s common shares on the date of closing, management accounted for the premium paid on the October Flow-Through Shares on a residual basis as a flow-through premium liability of $3,889,636. In connection with the private placement, brokers received a cash commission of $813,220, and the Company granted the brokers 1,627,565 non-transferable compensation options with a fair value of $248,588. Each compensation option will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The Company also incurred other share issuance costs of $512,093 as part of the private placement.

The table below summarizes the use of proceeds from financings at September 30, 2025:

	Gross			Spent to	Balance
Date of	Proceeds		Actual Use	Sep 30, 2025	Remaining
Financing	$	Expected Use of Proceeds	of Proceeds	$	$
October 2024	13,972,358	Moss Gold Project exploration flow-through eligible spending	As disclosed	13,972,358	-
June 2025	22,500,000	Moss Gold Project exploration flow-through eligible spending	As disclosed	7,372,726	15,127,274
June 2025	13,585,000	General and administrative and other working capital	As disclosed	2,574,797	11,010,203

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

	As at
	The Date of this MD&A	September 30, 2025	December 31, 2024
Common shares	493,946,981	473,686,984	335,615,647
RSUs (1)	6,957,000	3,037,500	6,237,500
Stock options (2)	34,228,828	21,489,075	24,081,833
Warrants (2)	1,008,000	1,008,000	18,039,657
Compensation options (2)	1,617,565	1,627,565	2,717,789

(1)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(2)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

A summary of activity during the nine months ended September 30, 2025, and subsequent to the period up to the date of this MD&A, is presented below:

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

•	The Company granted 4,445,000 restricted share units (“RSUs”) under its omnibus incentive plan. The Company also issued 3,409,191 common shares together with a cash payment of $63,921 in connection with the vesting of 3,600,000 RSUs, while 125,000 RSUs were canceled or forfeited during the period.

•	The Company granted 13,145,000 stock options under its omnibus incentive plan. The Company also issued 1,012,422 common shares upon the exercise of stock options for total gross proceeds of $193,530. In addition, 2,405,336 stock options were canceled or forfeited during the period.

•	During the nine months ended September 30, 2025, and subsequent to the period up to the date of this MD&A, the Company issued 16,678,707 common shares pursuant to the exercise of warrants for proceeds of $4,169,677, 1,100,224 common shares pursuant to the exercise of compensation options for proceeds of $190,088.

•	On November 28, 2025 the Company issued 20,249,997 common shares and granted 419,753 stock options pursuant the closing transaction with Kesselrun Resources Ltd.

•	On August 1, 2025, the Company issued 1,000,000 shares with a fair value of $435,000 as partial consideration for the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project.

•	On July 28, 2025, the Company issued 500,000 common shares with a value of $220,000 and paid $100,000 in cash to Thunder Gold as the final payment pursuant to its option agreement for the Vanguard Project.

•	On July 21, 2025, the Company issued 3,333,333 common shares with a value of $2,000,000 and paid $5,500,000 in cash to Wesdome on the exercise of its purchase option of the 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project.

•	On June 20, 2025, the Company closed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued 26,315,790 flow-through common shares at a price of $0.38, 28,409,090 charity flow-through common shares at a price of $0.44, 40,322,580 hard dollar common shares at a price of $0.31 and 3,500,000 hard dollar common shares at a price of $0.31.

•	On May 30, 2025, the Company issued 12,500,000 common shares with a value of $7,500,000 to Wesdome related to the final milestone payment for the Moss Gold Project purchase agreement.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of its key management personnel. During the nine months ended September 30, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Three months ended		Nine months ended
	30-Sep-25	30-Sep-24	30-Sep-25	30-Sep-24
Salaries, management fees and other employee benefits (1,2,3,4,5)	$304,224	$166,000	$787,726	$469,516
Stock-based compensation (6)	231,037	256,845	1,036,138	944,066
Total	$535,261	$422,845	$1,823,864	$1,413,582

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

(1)	During the three and nine months ended September 30, 2025, the Company paid $75,000 and $225,000, respectively, for CEO consulting services by Michael Henrichsen (three and nine months ended September 30, 2024 - $60,000 and $100,000 to Michael Henrichsen and $nil and $50,000, respectively, to Brett Richards), which were recorded as consulting fees.

(2)	During the three and nine months ended September 30, 2025, the Company paid $70,000 and $210,000 respectively for VP, Exploration salary costs to Peter Flindell (three and nine months ended September 30, 2024 - $70,000 and $241,516, respectively), which were capitalized to exploration and evaluation assets.

(3)	During the three and nine months ended September 30, 2025, the Company incurred $66,000 and $175,998, respectively, for VP, Corporate Development consulting services to Sam Gibson (September 30, 2024 - $nil), which were recorded as consulting fees.

(4)	During the three and nine months ended September 30, 2025, the Company incurred $93,224 and $164,728, respectively for former CFO salary costs to Erica Borgstrom (September 30, 2024 - Nil), which were recorded as G&A costs.

(5)	During the three and nine months ended September 30, 2025, the Company incurred $12,000 for CFO consulting services by the former CFO, Marlis Yassin (September 30, 2024 - $36,000 and $78,000, respectively), which were recorded as consulting fees.

(6)	Related to the vesting of stock options and RSUs granted to related parties.

As at September 30, 2025, the Company owe $ 26,250 to key management personnel in respect of services provided to the Company (December 31, 2024 - $36,240) and owed $49,965 in respect of expenses incurred on behalf of the Company (December 31, 2024 - $4,804).

During the nine months ended September 30, 2025, the Company was party to a service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc., a company controlled by a close family member of the former Chief Financial Officer. The agreement was in effect until April 30, 2025. During the nine months ended September 30, 2025, the Company incurred related party expenses with Sentinel of $15,000 (2024 - $85,800), which were included in general and administrative costs.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any material proposed undisclosed transactions.

COMMITMENTS

As of the date of this MD&A, the Company had the following commitments related to its Moss Gold Project and Vanguard Project:

Moss Gold Project

•	Underlying advanced royalty commitment of $18,125 annually, due quarterly, until the project enters production, presented as other costs in the exploration and evaluation assets table above.

•	Related to the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project, monthly cash payments of $20,000 over a 41-month term, concluding April 2029, and the issuance of common shares on May 1, 2029, having a total value of $300,000 up to a maximum of 1,176,470 shares.

Vanguard Project

•	Required remaining expenditures of $4,989,000 on the Vanguard Project, which may be incurred at any time, at the sole discretion of the Company.

Coldstream Project

•	Required a cash payment of $200,000 on the Coldstream Project on or before October 20, 2026.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgments and estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically whether the Company expects to continue with further exploration expenditure on the project, and that the period for which the Company has the right to explore has not and will not expire.

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow- through shares transfer the tax deductibility of qualifying resources expenditures to investors. On issuance, the Company bifurcates the flow-through shares into i) a flow- through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders.

Valuation of other liabilities

The Company measures other liabilities at amortized cost using the discounted value of future monthly payments to estimate the present value of the obligation. After initial recognition, the liability is carried at amortized cost using the effective interest method and is not revalued each quarter.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

As at September 30, 2025, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company’s risk exposures arising from financial instruments and the impact on the Company’s Financial Statements are summarized below:

The Company’s risk exposures arising from financial instruments and the impact on the Company’s condensed consolidated interim financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at September 30, 2025, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at September 30, 2025, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At September 30, 2025, the Company had cash and cash equivalents of $25,701,364 and accounts payable and accrued liabilities of $3,935,455 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At September 30, 2025, the Company assessed its liquidity risk as moderate.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2024.

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described in this MD&A and refer to risk factors disclosed in the Company’s annual MD&A and annual information form (“AIF”) dated April 28, 2025 and available on SEDAR+ ( www.sedarplus.ca) before making an investment decision.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc)
Management’s Discussion and Analysis

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, the Vanguard Project, the Hillcrest Project, the Coldstream Project and Huronian Gold Project the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward- looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.